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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                  Commission File Number 0-33305

                           NOTIFICATION OF LATE FILING

     (Check One): [ ] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F
                  [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended:  June 30, 1997

          [  ]     Transition Report on Form 10-K and Form 10-KSB
          [  ]     Transition Report on Form 20-F
          [  ]     Transition Report on Form 11-K
          [  ]     Transition Report on Form 10-Q and Form 10-QSB
          [  ]     Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________________

                         PART I. REGISTRANT INFORMATION

Full name of registrant:        AUDIO COMMUNICATIONS NETWORK, INC.

Former name if applicable:  N/A

Address of principal executive office (Street and number): 1000 Legion Place, Suite 1515

City, State and Zip Code:  Orlando, Florida  32801

                        PART II. RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.





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                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Audio Communications Network, Inc. (the "Company") is not able to file its Quarterly Report on Form 10-QSB for the period ended June 30, 1997 without unreasonable effort or expense within the prescribed time period due to unforeseen circumstances encountered in connection with reporting its unaudited results of operations for such period.

                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

     Jason K. Horowitz                    (212)                    702-5966
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          (Name)                       (Area code)           (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [ ] Yes [X] No

         An amendment to the Annual Report on Form 10-KSB for the year ended December 31, 1996 to include information which was incorporated by reference to the Company's definitive proxy statement that was not filed with the Commission within 120 days of the end of the fiscal year.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The report will reflect significant changes when compared to the corresponding period in 1996 as a result of the combined operations of the Company and Suncom Communications, LLC ("Suncom") in as much as the Company acquired substantially all of the assets of Suncom in a transaction that closed on May 30, 1997. The Quarterly Report on Form 10-QSB for the period ended June 30, 1997 is the first quarterly filing reflecting the combined results.


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                       AUDIO COMMUNICATIONS NETWORK, INC.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 14, 1997              By:     /s/ David Unger
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                                               David Unger
                                               Executive Vice President


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